Yornest



Dear investors,

We sincerely value and appreciate every individual who has joined us on this journey. While it hasn't been without its challenges, we are incredibly grateful for the progress we've made thus far, particularly in terms of aligning our product with the right market and engaging with various prospective customers. As we look ahead to the next two quarters, this period is of utmost significance for us as we work hard to achieve a breakthrough in terms of revenue generation. Your continued support and collaboration are integral to our success, and we are committed to working tirelessly to reach our goals and deliver value to our customers and investors. Thank you for being part of this exciting adventure with us!

We need your help!

As we develop solutions tailored for member-based communities, introductions to various community types can greatly benefit our endeavors. We are particularly interested in engaging with:

Congregation Communities: Places of worship, such as churches, synagogues, mosques, and temples, where fostering communication and engagement among members is paramount.
Residential Communities: Housing complexes, neighborhoods, and gated communities where residents seek platforms to connect, share information, and build a sense of belonging.

Business-Driven Communities: Establishments like fitness centers, recreational clubs, coworking spaces, or entertainment venues where community interaction contributes to the overall experience and success of the business.

By understanding the unique dynamics and communication needs of these diverse community types, we can tailor our platform to better serve their specific requirements and enhance their overall experience. Any introductions to these communities would be immensely valuable to us as we strive to create impactful solutions for member-based organizations.

Sincerely,

How did we do this year?



REPORT CARD

B+

☺ The Good	☹ The Bad
Made two new hires	We did not deliver on product roadmap
First year with revenue	Did not get to our revenue goal
Pivot the product to the right market	N/A

2023 At a Glance

January 1 to December 31



$104,095 +746%
Revenue

-$48,105
Net Loss

$0
Short Term Debt

$0
Raised in 2023

$27,000
Cash on Hand
As of 03/ 8/24

INCOME BALANCE NARRATIVE



Revenues
Profit
US$12,300
-US$1,374
US$104,095
-US$48,105
2022
2023

Net Margin: -46% Gross Margin: 0% Return on Assets: -289% Earnings per Share: $0.00 Revenue per Employee: $52,048

Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 0%

Yornest_Financials_2020_and_2021.pdf

20230101-20231230_Yornest__Inc._QuickBooks_Live_Year-End_performance_report.pdf

We ❤ Our 34 Investors

Thank You For Believing In Us

David Macario
Errold Henry
Claudy Claudy
Matthew Baxter
Scott Brew

AV RCP LP
Anthony Brent Hinton
Calvert Hydes
Harold Richard Dozier
Larry Horn

Keyhorse Capital
Hatem Rowaihy
Herby Louis
Dale Pottebaum
Gaurav Tulsyan

Garrett French
Victor Bhattacharjee
Todd Brizendine
Ken Bailey
Michelle Harris

Brian Herbert
John Ferguson Jr
Jason Rigby
Molly Hydes

Nate Gervenak
Mustafa Jawad
Geogy Philip
Patrick Enweronye

Thank You!

From the Yornest Team







Michael Brizendine 🐦 in

Co-Founder & Chief Growth Officer

Formerly a software engineering
student at Bellarmine University,
that's where I initially identified the
need for a more effective way for
member-based community...



Shaq Noor 🐦 in

Co-Founder & Chief Technology
Officer

Previously the co-founder of a
successful digital agency (WDAT)
which built dozens of commercial
products, I am now a Multi-stack
developer and CTO focused on...

Details

The Board of Directors

Director	Occupation	Joined
Shaquile Noor	Co-Founder & CTO @ Yornest	2020
Michael Brizendine	CEO @ Yornest	2020

Officers

Officer	Title	Joined
Shaquile Noor	CTO	2020
Michael Brizendine	CEO President	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Michael Brizendine	7,719,000 Equity	77.2%

Past Equity Fundraises

Date	Amount	Security	Exemption
06/2021	$75,000	Common Stock	Section 4(a)(2)
06/2021	$125,000	Safe	Section 4(a)(2)
03/2022	$25,000	Safe	Section 4(a)(2)
09/2022	$78,150		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	12,500,000	12,500,000	Yes

Warrants: 0
Options: 0

Form C Risks:

What if our approach to chat apps does not resonate with the consumer? This will be an important consideration in
order for us to achieve scale, the product almost need to go viral at some point. And if that never happen, it will be
incredibly hard to get this to profitable.

We might not be able to raise another round or seed round to continue running the product. Before we ever get to profitability we need a large scale or users. And it's going to take raising a few more rounds to get to that point.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Security. Much like any app that handles personal data, security is very important in a chat application. DDoS attacks, data leaks, and other catastrophes are not unheard of in our realm, and we are definitely not immune to this kind of threat. Because of this, it is a continuing priority to improve the security of Yornest, and match the quality of security with the quality of service we provide.

Chat applications are known to struggle with developing good business models. While this is true, we have a lot of tools to play with when it comes to data analysis. The hurdle to overcome here is how to monetize value generated on the app, while respecting personal data. Yornest is yet to develop and prove that it has a robust business model. While we definitely have some ideas for how the app can turn a profit, we haven't tested them yet and that's a big risk factor that all investor should be aware of.

When it comes to talent, tech is a a violently competitive environment to work in. This is because every company you can think of is looking to ensure their team is packed with A1, top-tier talent. FAANG companies are known for this, but they aren't where the hunt stops. As Steve Ballmer of Microsoft famously said at the Windows conference: 'developers, developers, developers, developers, developers, developers!". If we are to continue to grow, it is important that talent seeking, and employee happiness, is top-notch at Yornest. https://www.youtube.com/watch?v=1VgVJpVx9bc&t=19s&ab_channel=RyanHayes . Otherwise, this could harm our business.

Yornest is yet to prove that it can handle scale. So far, we have done a good job in growing the app, and providing a good and ever-growing quality of service to our users. However, with each milestone we reach, a new challenge for scalability arises. We are already feeling bottle-necks in our current tech stack, and swapping parts out to accommodate for our projected growth. Nonetheless, this is always a risk that every fast growing startup must consider.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. ❓

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Yornest, Inc.

Kentucky Corporation
Organized March 2022
2 employees
122 South Keats Avenue
Louisville KY 40206 https://apps.apple.com/us/app/yornest/id1542987889

Business Description

Refer to the Yornest profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Yornest has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

We were aware of the filling, but it slipped out from our head and just never realized we haven't completed it yet.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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